Schedule 13D
CUSIP No. G64626115	Page 9 of 9 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common shares, $.01 par value (the “Common Shares”), of NewLead Holdings, Ltd., a Bermuda corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of April 11, 2013

PRIME SHIPPING HOLDING LTD

By:	/s/ Philippos Philis
Name: Philippos Philis
Title: Sole Director

Date: April 11, 2013	/s/ Philippos Philis
Philippos Philis